UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INTERSECTIONS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460981301
(CUSIP Number)

Michael R. Stanfield
c/o Intersections Inc.
3901 Stonecroft Boulevard, Chantilly, VA 20151
Telephone: (703) 488-6100
Fax: (703) 488-6180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 460981301

1	NAMES OF REPORTING PERSONS
Michael R. Stanfield

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 3 relates to the Statement on Schedule 13D filed by Michael R. Stanfield with the Securities and Exchange Commission on November 14, 2014, as amended by Amendment No. 1 filed on October 31, 2018, and Amendment No. 2 filed on November 6, 2018 (collectively, as amended, the “Statement”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Intersections Inc. (the “Company”). Unless set forth below, all Items are unchanged from the Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 2.	Identity and Background.

Paragraph (c) of Item 2 of the Statement is hereby deleted and replaced with the following:

(c)	Mr. Stanfield’s principal occupation is serving as a consultant to the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)
As of the date hereof, Mr. Stanfield does not beneficially own, and does not have sole power to vote or to direct the vote of, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any shares of Common Stock.

(c)
In accordance with the terms of the Stanfield Support Agreements, Mr. Stanfield tendered in the Offer all of Mr. Stanfield’s beneficially owned shares of Common Stock that are not Stanfield Rollover Shares, which consisted of 76,208 shares of Common Stock,  at a price of $3.68 per share. All such tendered shares were accepted by Merger Sub on January 7, 2019.

In accordance with the terms of the Stanfield Rollover Agreements, immediately after the consummation of the Offer, Mr. Stanfield and SFI LLC contributed and assigned the Stanfield Rollover Shares, which consisted of 1,500,000 shares of Common Stock beneficially owned by Mr. Stanfield, to NewCo in exchange for equity interests in NewCo. All such Stanfield Rollover Shares were contributed and assigned to NewCo on January 11, 2019.

As a result of the foregoing, Mr. Stanfield no longer beneficially owns any shares of Common Stock.

(d)	Not applicable.

(e)
On January 11, 2019, Mr. Stanfield ceased to be the beneficial owner of more than 5% of the outstanding Common Stock. The reporting obligations of Mr. Stanfield with respect to the Common Stock pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, are therefore terminated.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to add the following:

Prior to the Effective Time, Mr. Stanfield served as the President and Executive Chairman of the Company. At the Effective Time, Mr. Stanfield’s service as an employee and the President and Executive Chairman of the Company ceased. In connection with such termination of Mr. Stanfield’s employment with the Company, Mr. Stanfield and the Company entered into an Employment Separation and Release Agreement, dated as of January 11, 2019 (the “Separation Agreement”), pursuant to which Mr. Stanfield received certain payments and benefits as set forth in the Separation Agreement.

At the Effective Time, Mr. Stanfield and the Company entered into a Consulting Agreement, dated as of January 11, 2019 (the “Consulting Agreement”), pursuant to which the Company engaged Mr. Stanfield, and Mr. Stanfield accepted such engagement, as an independent contractor to provide services listed on Schedule 1 of the Consulting Agreement in exchange for a Fee (as defined in the Consulting Agreement) and an equity grant (as specified in the Consulting Agreement).

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit	Description
99.1
Agreement and Plan of Merger, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., and WC SACD One Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 000-50580), filed with the Securities and Exchange Commission on November 6, 2018).

99.2	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield.*
99.3	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC.*
99.4	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield.*
99.5	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Stanfield Family Investments LLC.*
99.6
Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among Intersections Inc. and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-50580), filed with the Securities and Exchange Commission on November 6, 2018).

99.7
Registration Rights Agreement, dated as of October 31, 2018, by and among the Company and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 000-50580), filed with the Securities and Exchange Commission on November 6, 2018).

99.8	Employment Separation and Release Agreement, dated as of January 11, 2019, by and between Intersections Inc. and Michael R. Stanfield.
99.9	Consulting Agreement, dated as of January 11, 2019, by and between Intersections Inc. and Michael R. Stanfield.

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

	By:	/s/ Michael R. Stanfield
Michael R. Stanfield